Exhibit 3.1

Effective March 24, 2014, the Bylaws of Cardinal Financial Corporation are amended by deleting the first paragraph of Section 2.2 in its entirety and substituting therefor the following:

Section 2.2.                      Number and Qualification.  The Board of Directors shall consist of eleven (11) Directors. Except for individuals who are on the Board of Directors on April 21, 2004 (who may be reelected one or more times, regardless of age) or as waived by the Board of Directors, no one who is seventy years of age or older shall be eligible to stand for election to the Board of Directors.